pincock allen & holt

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

Consultants for Mining and Financial Solutions

CERTIFICATE AND CONSENT

VIA SEDAR

TO: **Ontario Securities Commission**
Autorité des marchés financiers du Québec
Alberta Securities Commission
British Columbia Securities Commission
(collectively referred to as the "Commissions")

AND TO: **Metallica Resources Inc. (the "Company")**

RE: **Technical Report entitled "Feasibility NI 43-101 Technical Report for the El Morro Project, Region III, Chile" (the "Technical Report") dated May 9, 2008**

I, Richard J. Lambert, P.E. hereby grant this consent, pursuant to Section 8.3 of National Instrument 43-101.

I hereby certify as follows:

1. I am the "Qualified Person" responsible for the preparation of Sections 2-6, general information; Section 16, processing; and Sections 18-23, final information, and I hereby consent to the public filing of the Technical Report with all applicable securities regulatory authorities and the news release of the company dated May 15, 2008.

2. I hereby confirm that I have read the news release and that it fairly and accurately represents the information in the Technical Report.

Dated this 15th day of May 2008.

Sincerely,

PINCOCK, ALLEN & HOLT, INC.

RICHARD J. LAMBERT, P. E.
Vice President, Mining Engineering and Geological Service